Exhibit (a)(5)(D)

NEWS RELEASE
Robert M. Thornton, Jr.
Chief Executive Officer
(770) 933-7004

SUNLINK HEALTH SYSTEMS, INC. ANNOUNCES EXTENSION OF

TENDER OFFER TO REPURCHASE UP TO 3,000,000 OF ITS COMMON

SHARES AT A PRICE OF $1.50 PER SHARE

Atlanta, Georgia (February 9, 2017) – SunLink Health Systems, Inc. (NYSE:MKT: SSY) announced today that it has extended its previously announced tender offer to purchase up to 3,000,000 of its common shares at a price of $1.50 per share (the “Offer”) until 5:00 p.m., New York City time, on Friday, February 24, 2017, unless further extended or terminated by SunLink. Tenders of shares must be made on or prior to the expiration of the Offer and may be withdrawn at any time on or prior to the expiration of the Offer. The tender offer to purchase common shares was previously scheduled to expire at 5:00 p.m., New York City time, on February 8, 2017. As of 5:00 p.m. Eastern time on February 8, 2017, 1,036,239 common shares have been tendered and not withdrawn. Holders of common shares who have already tendered their shares do not have to re-tender their securities or take any other action as a result of the extension of the expiration date of the Offer.

Complete terms and conditions of the Offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials that were filed as exhibits to the Tender Offer Statement on Schedule TO filed by SunLink Health Systems, Inc. with the Securities and Exchange Commission (the “SEC”) on January 10, 2017, as amended and supplemented by Amendment No. 1 to such Schedule TO filed with the SEC on February 3, 2017. Holders of common shares wishing to participate in the tender offer should follow the procedures set forth in the Company’s offer to purchase dated January 10, 2017 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (the Offer to Purchase and the Letter of Transmittal together, as they have been or may be further amended or supplemented from time to time, the “Offer”.

The Information Agent for the Offer is D. F. King & Co., Inc. The Depositary is American Stock Transfer & Trust Company, L.L.C. The Offer to Purchase, Letter of Transmittal and related documents have been distributed or made available to shareholders of record and also will be made available for distribution to beneficial owners of SunLink common shares. For questions and information, please call the Information Agent toll free at (212) 493-3910 (collect) if you are a bank or brokerage firm or otherwise at (800) 966-9021 (toll-free).

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common shares of SunLink Health Systems, Inc. (“SunLink” or the “Company”). The tender offer is being made only pursuant to the offer to purchase, letter of transmittal, and related materials, as amended and supplemented, pursuant to a tender offer statement on Schedule TO and Schedule 13E-3, as amended or supplemented, as filed with the SEC and forming a part thereof. Investors and shareholders should read those filings carefully as they contain important information about the tender offer. Those documents as well as SunLink’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at SunLink’s website at www.sunlinkhealth.com. The website addresses of the SEC and SunLink are included in this press release for reference only. The information contained on these websites is not incorporated by reference in this press release and should not be considered to be a part of this press release. The offer to purchase and related materials may also be obtained without charge by contacting D.F. King & Co., Inc., the Information Agent for the Offer, at (212) 493-3910 (collect) if you are a bank or brokerage firm or otherwise at (800) 966-9021 (toll-free).

All statements contained in this press release, other than statements of historical fact, are forward-looking statements including those regarding the expected timing of the tender offer described in this press release. These statements speak only as of the date of this press release and are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different from those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare industry; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

SunLink Health Systems, Inc. is the parent company of subsidiaries that own and operate healthcare businesses in the Southeast. Each of the Company’s healthcare businesses is operated locally with a strategy of linking patients’ needs with dedicated physicians and healthcare professionals. For additional information on SunLink Health Systems, Inc., please visit the Company’s website.